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Exhibit 99.(c)(4)

EXPLANATORY REPORT FROM A LEGAL AND FINANCIAL POINT OF VIEW OF
THE BOARD OF DIRECTORS OF Troy GAC TELECOMMUNICATIONS S.A. ON THE
(CASH OUT) MERGER OF "TROY GAC TELECOMMUNICATIONS S.A." WITH
"TIM HELLAS TELECOMMUNICATIONS S.A."

Dear shareholders,

        The (cash out) merger of our company, the procedure for which was initiated by the Board of Directors through the drafting of the draft cash out merger agreement dated 21.7.2005, is based legally on Chapter 11 of Law 2190/1920, as this was added through p.d. 498/1987 and, in particular, on articles 79 and 69-78 and is an act through which a company limited by shares (absorbed) is dissolved without liquidation and transfers to another (existing) company limited by shares all of its assets and liabilities for a consideration in cash, which the company (absorbing), which receives these assets and liabilities pays to the shareholders of the absorbed company.

        In this case, our company named "TROY GAC TELECOMMUNICATIONS S.A." with registration number 55017/01AT/B/03/177/05 will absorb the company limited by shares named "TIM HELLAS TELECOMMUNICATIONS S.A.", which has its seat in the municipality of Maroussi Attica (66, Kifissias Ave.) with registration number 27039/01AT/B/92/1961, in accordance with the provisions of the above articles combined with the provisions of Law 2166/1993.

        The advisability of this action was examined from the point of view of the Company and its shareholders. The Company holds the majority (80.87%) of the shares of the absorbed company.

        Regarding TIM Hellas Telecommunications S.A., the cash out merger is advisable because of the significant cost savings resulting from the absorbed company ceasing to be a public company, particularly those costs associated with the absorbed company having its annual financial statements audited for purposes of U.S. reporting and with preparing and filing separate annual and other reports with the SEC. These costs have increased significantly since the passage in July 2002 of the U.S. Sarbanes-Oxley Act of 2002 and the extensive rulemakings that followed by the SEC and the newly created Public Company Accounting Oversight Board. We anticipate that the merger will result in savings of several hundred thousand Euros per year.

        Moreover, the cash out merger and the consecutive delisting of the absorbed company from Nasdaq and Euronext Amsterdam will result in the reduction in the amount of public information available to competitors about the TIM Hellas' business and financial results that would result from the termination of TIM Hellas' obligations under the reporting requirements of the Exchange Act and the reporting requirements resulting from the listing on Euronext Amsterdam.

        Regarding the Company, the cash out merger is advisable because it simplifies the structure of our group, provides it with flexibility in the management of the TIM Hellas' business and leads to the rationalization of the management of the group's liabilities.

        The cash out merger is also fair to the minority shareholders of the absorbed company, inter alia because the consideration per share is equal to the one agreed pursuant to good faith negotiations at arms-length between our Company and the previous majority shareholder of TIM Hellas, namely TIM International.

        The transfer of the assets and liabilities of TIM Hellas will take place in accordance with the provisions of Law 2166/1993 with no tax liabilities and at the book value, as stated in the books of the Company and which is certified by the relevant report of the auditor.

        The share capital of the Company will remain unaffected after the completion of the merger, as the merger is a cash out merger and no new shares are issued.

        All of the assets and liabilities of TIM Hellas will be transferred to the Company in accordance with the provisions of articles 69-79 of Law 2190/1920, as well as articles 1-5 of Law 2166/1993, as in force today, as this absorption is described in the draft merger agreement dated 21.7.2005.

        In accordance with the applicable legal framework the merger between companies limited by shares is effected on favorable terms. Specifically, the provisions of Law 2166/93 give tax incentives and exemptions. Law 2166/1993 provides for a simple accounting consolidation of the assets and liabilities of the absorbed company with those of the absorbing company without valuation.

        The transformation balance sheet of the absorbed company is the one of 15 June 2005. In accordance with the provisions of Law 2166/1993 all the transactions undertaken by the absorbed company in the period between the transformation balance sheet date and the time of completion of the merger are deemed to occur for the benefit of the absorbing entity and the aggregate amounts of such transactions are recorded in a consolidated manner in the books of the Company, as the absorbing company.

        As the proposed merger will take place, as stated above, in accordance with the provisions of Law 2166/1993, a report of an auditor (Ernst & Young (Hellas)) was received, as required. Such report finds and certifies the book value of the assets and liabilities of the absorbed company.

        Furthermore no capital accumulation tax of Law 1676/1986 will be incurred due to the merger.

        All the required procedures have taken place, i.e. the drafting of the draft merger agreement, which was published in the government gazette and in summary in the daily financial newspapers "Imerissia" and "Naftemboriki".

        The share capital of the absorbed company is today € 128,331,381.60 and is divided into 83,876,720 common registered shares of nominal value € 1.53 each.

        The shareholders of the absorbed company will receive for each share € 16.42475, a consideration which for the reasons stated above in detail is just and fair, while the shares in the absorbed company held by them will be annulled due to the merger.

        Following the decision of the shareholders' meetings of the two companies for the cash out merger the execution of the notarial deed of the absorption and the transfer of all assets and liabilities of the absorbed company will take place.

        After the approval of the absorption by the competent Prefecture and after the completion of the publication formalities provided for in article 7b of Law 2190/1920 the merger will have been completed and the absorbing company will ipso iure substitute the absorbed company without any other procedure, as provided by law, in all rights, obligations and other relationships or transactions as its universal successor and its court proceedings, if any, will be continued by the absorbing company. And this without any other procedure and without interruption of the proceedings due to the present merger.

        The absorbing company has the obligation to pay to the shareholders of the absorbed entity the above consideration in cash upon registration with the registry of companies limited by shares of the resolutions of the shareholders' meetings and the above notarial deed. Regarding the shares owned by the absorbing company in the absorbed company no claim will be created and no consideration paid due to the fact that obligor and obligee will be the same entity.

        The transactions of the absorbed company starting from the date of the transformation balance sheet and until the completion of the merger will be recorded in the books that it keeps and will be incorporated retroactively in the books of the absorbing company.

        Following the above, we propose to the shareholders of the Company to approve the cash out merger of the Company with the company under the name "TIM Hellas Telecommunications S.A." and the respective draft (cash out) merger agreement dated July 21, 2005 and related actions, statements or deeds for this purpose.

Ag. Paraskevi, August 24, 2005
For the board of directors of
TROY GAC TELECOMMUNICATIONS S.A.

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  Exhibit 99.(c)(4)